UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A (AMENDMENT NO.1)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended: December 31, 2001

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 333-20951

INTEL PUERTO RICO RETIREMENT SAVINGS PLAN
P.O. BOX 125
LAS PIEDRAS, PUERTO RICO, 00771
(Full title of the Plan and address of the Plan if different from that of the issuer named below)

INTEL CORPORATION
(Name of the issuer of the securities held pursuant to the Plan)

2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95052-8119
(address of principal executive office of the issuer)

INTEL PUERTO RICO RETIREMENT SAVINGS PLAN
Index to Financial Statements and Exhibit

Item

Report of Ernst & Young LLP, Independent Auditors

Statements of Net Assets Available for Benefits at December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

Notes to Financial Statements

Signature

Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors

Pursuant to this Form 11-K/A, the registrant amends the "Trustee" footnote of the Notes to Financial Statements of its Annual Report on Form 11-K for the year ended December 31, 2001 to correct the name of the Plan’s trustee, formerly reported as Mellon Bank, N.A., and the name of the Plan’s custodian, formerly reported as Banco Popular de Puerto Rico. There have been no other changes made to the Form 11-K for the year ended December 31, 2001.

Intel Puerto Rico Retirement Savings Plan

Financial Statements

As of December 31, 2001 and 2000
and for the year ended December 31, 2001

Report of Independent Auditors

The Plan Administrative Committee
Intel Puerto Rico Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Intel Puerto Rico Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Intel Puerto Rico Retirement Savings Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ERNST & YOUNG LLP

May 17, 2002

Intel Puerto Rico Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2001	2000

Assets
Value of interest in the Master Trust	$2,826,746	$4,883,420
Employee contributions receivable	--	25,283

Total assets	2,826,746	4,908,703

Liabilities
Accrued administrative fees	106	1,863

Net assets available for benefits	$2,826,640	$4,906,840

See accompanying notes.

Intel Puerto Rico Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2001

Additions
Employee contributions	$331,152

Deductions
Benefits paid to participants and participant withdrawals	2,269,520
Administrative fees	2,783

Total deductions	2,272,303

Net investment loss from participation in the Master Trust	(139,049)

Net decrease	(2,080,200)

Net assets available for benefits:
Beginning of year	4,906,840

End of year	$2,826,640

See accompanying notes.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Terminating Plan

The following description of the Intel Puerto Rico Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

In September 2001, Intel Corporation resolved to terminate the Plan due to the closure of the Puerto Rico facilities whose employees participate in this Plan. Subsequent to the end of the Plan's fiscal year, April 30, 2002 was established as the effective date of termination.

The Plan is a defined contribution plan covering all eligible employees of Intel Puerto Rico, Ltd. (the company). Prior to the effective date of termination, employees were eligible to participate in the Plan at any time on or after their date of hire.

The Plan is intended to be qualified at its termination under Sections 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994, as amended, and under Section 401 of the U.S. Internal Revenue Code of 1986 (the Code), as amended. The Plan is subject to the provisions of the U.S. Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Trustee

Mellon Bank, N.A. is the custodian of Plan assets, and Banco Popular de Puerto Rico is the Plan's trustee.

Administration of the Plan

The company has delegated to the Plan Administrative Committee of Intel Corporation responsibility for the general operation and administration of the Plan and for carrying out and interpreting the Plan's provisions. The company is the named fiduciary and administrator of the Plan as well as the Plan sponsor, as defined by ERISA. The company has contracted with Fidelity Investments Institutional Operations Company to provide recordkeeping services with respect to the Plan.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Terminating Plan (continued)

Contributions and Participant Accounts

Participant Contributions

Prior to the effective date of termination, participants could contribute from 1% to 10% (limited to certain percentages for highly compensated individuals) of their annual compensation on a before-tax basis. Such contributions were withheld by the company from each participant's compensation and deposited in the appropriate fund in accordance with the participant's directives. Participants may elect to invest in sixteen different investment options. Scudder Kemper Investments has discretionary authority for the purchase and sale of investments in the Scudder Fixed Income Fund, subject to the general investment policies of the Investment Policy Committee of Intel Corporation. Participants may change their investment elections daily. No participant contributions are permitted after the effective date of termination.

Participant Accounts

Separate accounts are maintained for each participant. The account balances were generally adjusted as follows:

*	Biweekly for participant contributions (prior to the Plan's termination)

*	Daily for a pro rata share of gains or losses on the Plan's investments based on the ratio that each participant's account bears to the total of all such accounts

Vesting

Participants were immediately 100% vested with respect to contributions to all accounts in the Plan as well as the related earnings from such contributions.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Terminating Plan (continued)

Payment of Benefits

Participants are eligible for a distribution of Plan benefits upon termination of service, whether by disability, retirement, death, or leaving the company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump sum distribution or in a specified number of monthly, quarterly, semiannual, or annual installments or may request that the company make a direct transfer to another eligible retirement plan.

Administrative Expenses

The company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

As a result of the decision to terminate the Plan, the accompanying financial statements are prepared on the liquidation basis of accounting for 2001 and on the accrual basis of accounting for 2000. The change in basis of accounting did not result in a change in the net assets available for benefits during 2001 or 2000 as the Plan's interest in the Intel Corporation Master Trust (the Master Trust) continues to be reported at fair value on the liquidation basis.

Accounting Change

Effective as of the beginning of 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires the Plan to recognize all derivative instruments as either assets or liabilities on the statement of net assets available for benefits at fair value. Because the Plan accounts for all financial instruments at fair value (or amounts that approximate fair value), the adoption of the new statement did not have a material impact on the recognized investment income or the net assets available for benefits of the Plan. Under SFAS No. 133 Implementation Issue No. C19, fully benefit-responsive investment contracts that follow Statement of Position

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Accounting Change (continued)

94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Benefit Plans," are not subject to SFAS No. 133 reporting. The Master Trust holds these types of investment contracts, known as wrapper contracts. The wrapper contracts alter the investment characteristics of the underlying securities to match certain fund objectives (see Note 5). Accordingly, the wrapper contracts held in the Master Trust are included with the fair value of the related underlying securities at year end.

Investment Valuation and Income Recognition

Investments in the Master Trust (see Note 3) are stated at each plan's proportionate share of participation in the Master Trust, based upon the fair value of Master Trust investments held at year end.

Investments in interest bearing cash, money market funds, mutual funds, debt securities, equity securities, and participant loans are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. Mutual funds are valued at quoted market prices that represent the net asset values of shares held at year end. Interest bearing cash and money market funds are stated at cost plus accrued interest, which approximate fair value. Participant loans are valued at their outstanding balances, which approximate fair value. Investments not traded in active markets are stated at the estimated fair value, computed using pricing models at current rates.

Investment income includes the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments, which is the difference between the fair value of investments at the beginning and the end of the year.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The Master Trust may hold derivative financial instruments (see Note 5) in order to manage market risks and to alter the return characteristics of underlying securities to replicate the performance of the S&P 500 Index. The Master Trust utilizes derivatives to replicate financial market performance in situations where derivatives are more economical or practical than purchasing the underlying securities themselves. Interest rate swap contracts, wrapper contracts with insurance companies, and Standard & Poor's 500 Index (S&P 500 Index) options are stated at fair value as of the last day of the year. As noted above (see "Accounting Change"), the wrapper contracts held in the Master Trust are not subject to SFAS No. 133 and therefore are included with the fair value of the related underlying debt securities at year end. Realized and unrealized appreciation (depreciation) in the fair value of all derivative financial instruments are currently recognized in income.

Investment transactions are recognized as of their trade dates, and collateral has been obtained and secured against investments whenever deemed necessary. Interest is accrued monthly; dividends are accrued when declared.

Guaranteed investment contracts are entered into with insurance companies. The contracts, which are unallocated in nature, are valued at contract value because they are fully benefit responsive. Contract value, as reported by the respective insurance companies, approximates fair value. Contract value represents contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions are accrued when the participants' salary deferrals are made. As stated in Note 1 above, no participant contributions are permitted after the effective date of termination.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, including the liquidation basis of accounting, requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management's estimates.

3. Interest in the Master Trust

All of the investments of the Plan are held in the Master Trust, which consists of the assets of the Plan, the Intel Corporation 401(k) Savings Plan, the Intel Corporation Profit Sharing Retirement Plan, the Intel Corporation Defined Benefit Pension Plan, the Intel Puerto Rico Profit Sharing Retirement Plan, and the Intel Puerto Rico Defined Benefit Pension Plan. Each plan shares in the assets and earnings of the Master Trust based on its respective interests in the Master Trust. Mellon Bank, N.A. holds all investments of the Master Trust. Intel Corporation's Treasury Department manages all assets of the Master Trust that pertain to company contributions and has discretionary authority for the related purchases and sales of investments, subject to the general investment policies of the Investment Policy Committee of Intel Corporation.

The value of the Plan's interest in the Master Trust included in the statements of net assets available for benefits represents 0.06% of the net assets of the Master Trust at December 31, 2001 and 0.10% at December 31, 2000. Interest, dividends, net appreciation (depreciation) in the fair value of investments, and expenses are allocated to the Plan based upon its allocable share in the net assets of the Master Trust.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

3. Interest in the Master Trust (continued)

The Master Trust's net assets available for benefits consisted of the following at:
	December 31,
	2001	2000

	(In Thousands)

Assets:
Investments, at fair value:
Interest bearing cash and money market funds	$15,526	$89,262
Mutual funds	1,242,731	1,178,027
Debt securities and debt swaps	46,989	956,521
Guaranteed investment contracts	5,726	5,462
Intel common stock	762,271	673,796
Other equity securities and equity derivatives	2,834,155	2,068,386
Participant loans receivable	101,541	97,442

Total investments	5,008,939	5,068,896

Receivables:
Interest and dividends receivable	4,144	9,942
Receivable from brokers for securities sold	873	240

Total assets	5,013,956	5,079,078

Liabilities:
Payable to brokers for securities purchased	1,150	12,685

Net assets available for benefits	$5,012,806	$5,066,393

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

3. Interest in the Master Trust (continued)

The following is a summary of the investment loss in the Master Trust:
Year Ended December 31, 2001

(In Thousands)

Net appreciation (depreciation) in fair value of investments determined by quoted market price:
Other equity securities and equity derivatives	$(467,638)
Mutual funds	(150,322)
Intel common stock	13,149

(604,811)

Net appreciation in fair value of investments estimated by the trustee:
Debt securities	1,527

Interest and dividends	110,803

Net investment loss	$(492,481)

The Master Trust held investments in interest bearing cash and money market funds, mutual funds, debt securities, wrapper contracts, and guaranteed investment contracts that are specifically allocated to the Plan at December 31, 2001 and 2000.

Certain Master Trust investments are shares of Intel common stock specifically allocated to the Plan. Transactions in shares of Intel common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2001, the Master Trust made purchases of Intel common stock of approximately $163,028,000 and sales of approximately $30,624,000. The Plan had a 0.13% interest in Intel common stock held by the Master Trust at December 31, 2001 and a 0.21% interest at December 31, 2000.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

4. Guaranteed Investment Contracts

The Master Trust held guaranteed investment contracts with insurance companies specifically allocated to the Plan in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. As of December 31, 2001, the Master Trust held guaranteed investment contracts in the amount of $5,726,000 ($5,462,000 at December 31, 2000) with insurance companies that have S&P ratings of AA or better at the time of purchase. No more than approximately $3,420,000 ($3,255,000 in 2000) of the guaranteed investment contracts is with any one insurance company.

5. Derivative Financial Instruments

The Master Trust holds wrapper contracts specifically allocated to the Plan in order to manage market risks and to alter the return characteristics of underlying securities to match certain fixed income fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant's retirement, disability, death, or participant-directed transfers in accordance with the terms of the Plan. As of December 31, 2001, the Master Trust held wrapper contracts with a fair value of approximately $581,000 ($48,000 as of December 31, 2000).

6. Concentration of Credit Risk

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across sixteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments with the exception of the Intel Stock Fund, which invests in a single security. The Plan's exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each counterparty.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated December 10, 1992, stating that the Plan is qualified under Section 401 of the Code, and therefore, the related trust is exempt from taxation. The Plan has also received a determination letter, dated May 11, 1993, from the Puerto Rico Department of the Treasury stating that the Plan meets the requirements for qualification under Puerto Rico income tax laws, and the trust that forms a part of the Plan is exempt from Puerto Rico income taxes. Once qualified, the Plan is required to operate in conformity with the Code and Puerto Rico income tax law to maintain its qualification. Subsequent to the issuance of the determination letters, the Plan was amended and a decision to terminate the Plan was made. However, the Plan administrator and the Plan's internal tax counsel believe that the Plan is being operated and terminated in compliance with the applicable requirements of the Code and Puerto Rico income tax law and the Plan administrator intends to continue to operate the Plan in conformity with the Code and Puerto Rico income tax law until the termination date. Therefore, the Plan administrator and the Plan's internal tax counsel believe that the Plan, as amended, is qualified and the related trust is tax-exempt.

8. Plan Termination

As stated in Note 1, the Plan was terminated effective April 30, 2002. The company has the right under the Plan to amend and terminate the Plan at any time for any reason. The Board of Directors of the company has delegated to the Plan Administrative Committee of Intel Corporation the authority to amend the Plan. No amendment of the Plan shall reduce the benefit of any participant, which accrued under the Plan to the date when such amendment is adopted. As of the effective date of termination, participants remained 100% vested in their accounts.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEL PUERTO RICO RETIREMENT SAVINGS PLAN
(Full Title of the Plan)

Date: June 24, 2002	By:	/s/ Andy D. Bryant
Andy D. Bryant Executive Vice President, Chief Financial and Enterprise Services Officer of Intel Corporation, Plan Administrator